International Tower Hill Mines Ltd.

August 6, 2020

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Tower Hill Mines Ltd.
Registration Statement on Form S-3 (File No. 333-240276)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, International Tower Hill Mines Ltd. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-240276) and declare the Registration Statement effective as of Tuesday, August 11, 2020, at 10:00 a.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (604) 683-6332, or David R. Crandall of Hogan Lovells US LLP at (303) 454-2449 with any questions.  Also, please notify Mr. Crandall when this request for acceleration has been granted.

Very truly yours,

International Tower Hill Mines Ltd.
By:	/s/ Karl L. Hanneman
Name:	Karl L. Hanneman
Title:	Chief Executive Officer

cc:	David R. Crandall, Hogan Lovells US LLP

2300-1177 West Hastings Street,

Vancouver, British Columbia, Canada V6E 2K3

(604) 683-6332